

Mail Stop 3628

February 3, 2006

Via U.S. Mail and facsimile to (212) 403-2331
Jean-Michel Etienne
Publicis Groupe S.A.
133, avenue des Champs-Elysées
75008 Paris, FRANCE

> **Re:** **Publicis Groupe S.A.**
> **Amended Schedule 13E-3/TO**
> **Filed February 1, 2006**
> **File No. 05-78159**

Dear Mr. Etienne:

We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Offer to Purchase

Special Factors, page 7

1. Background of this Offer, page 7

1. We refer you to prior comment 7. Please continue to expand the background of the transaction to describe all discussions, meetings, negotiations, and contacts among your supervisory board, management and/or third parties. We remind you to identify the participants of each discussion, meeting, or contact, the date of each discussion or meeting, and the individuals and/or entities that initiated the contact. For additional guidance, refer to the following:

    -   Expand to clarify when the company determined to pursue the simplification plan.

- Please discuss in greater detail why the supervisory board first considered the possibility of repurchasing your Warrants and explain how it fit within Publicis overall plan to simplify the balance sheet and capital structure of Publicis. What were the perceived benefits of repurchasing the Warrants? Also, clarify why the supervisory board decided not to proceed with a tender offer for the Warrants at the meeting held on December 7, 2004.

- Please revise to briefly explain the purpose of the "Strategic Alliance Executive Group" and its role within the structure of Publicis. What authority does this group have to discuss matters such as the repurchase of warrants with Dentsu. Did Publicis supervisory board reconsider the repurchase of the Warrants prior to the Strategic Alliance Executive Group's meeting with Dentsu? What prompted the Strategic Alliance Executive Group and/or the supervisory board to revisit the possibility of conducting a tender offer to repurchase Publicis' Warrants on or around September 6, 2005? It appears from your disclosure that the reasons for going private have existed for several years.

- Expand to clarify how the board determined the per Warrant price. Please refer to Item 1015(b)(5) of Regulation M-A.

2. We note that your response to prior comment 8. However, it remains unclear whether you have provided a materially complete summary of Morgan Stanley's discussion with your directors of "various price models and methodologies and certain financial analysis" regarding the proposed offer price for the Warrants discussed on page 9. Also, while we note the description on pages 19 to 23 of two valuation methodologies used "with the assistance of Morgan Stanley" and of financial analyses not used, it is unclear whether you have summarized all the presentations and analyses provided by Morgan Stanley (such as any binomial valuation models). Further, it would be helpful to describe the "assistance" provided by Morgan Stanley. We remind you that each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. Please revise your disclosure accordingly.

3. Fairness of This Offer, page 10

3. We refer you to prior comment 12 and note that you believe that the Black-Scholes pricing model is the most appropriate method of determining the value of the Warrants. Please revise to disclose whether the Black-Scholes pricing model you refer to was performed by your board and/or management and whether it is the analysis disclosed in the "Financial Analysis of This Offer." Also, expand your disclosure to more completely describe the basis for your advisory board's belief that the Black-Scholes pricing model supports its conclusion that this offer is fair to your unaffiliated Warrant holders. For example, the disclosure regarding your substantive fairness determination should include a discussion of the theoretical value of a Warrant at December 30, 2005 pursuant to the Black-Scholes model.

Alternatively, if your board relied on the analysis of Ricol, Lasteyrie & Associés and/or Morgan Stanley, it must expressly adopt the conclusion and analyses of the party that performed the Item 1014(b) analysis in order to fulfill its disclosure obligation. If you intend to adopt the analysis of your financial advisor, please specifically disclose and explain the basis for your decision in light of the fact that it does not appear that Ricol, Lasteyrie & Associés opined on the *fairness* of this transaction to your *unaffiliated Warrant holders*.

4. We note your response to prior comment 13 that Publicis will continue to be a reporting company, regardless of the results of this offer, and that this is a voluntary filing that does not require a security holder vote or result in a "freeze out" of any of your security holders. Nevertheless, your disclosure should address the procedural fairness of the transaction. See Item 1014(c), (d), and (e) of Regulation M-A. To the extent that any of these safeguards are not present, please provide the basis for making your fairness determination in the absence of the above referenced safeguards. Please refer to Question and Answer No. 21 in Exchange Act Release 17719. To the extent that the discussion in your response to prior comment 13 supports the board's determination that the transaction is procedurally fair despite the fact that the board has not implemented the safeguards set forth in Item 1014(c), (d) or (e), please revise to disclose.

Closing

As appropriate, please amend your filing. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions to me at (202) 551-3456. You may also contact me via facsimile at (202) 772-9203.

Very truly yours,

Jeffrey B. Werbitt
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Elliott V. Stein
        Wachtell, Lipton, Rosen & Katz
        51 West 52nd Street
        New York, New York 10019